UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

First Half Year 2021 Financial Highlights of the Company

•

The number of total students has increased by 320 or 7.0% for the semester commenced in March 2021, compared with semester commenced in March 2020. In particular, the number of students in Yijing Campus-Featured Division increased from 189 to 412, an increase of 118.0%. Yijing Campus-Featured Division adopts small-size class and bilingual teaching methods, attracting more students with unique teaching pattern. Equipped with International Baccalaureate curriculums, Yijing Campus-Featured Division built a reputation of cultivating talents with comprehensive abilities. To build consistent learning system, Yijing Campus-Featured Division first enrolled its junior high students in the autumn semester of 2020.

•	Net revenues for the six months ended June 30, 2021, were RMB103.39 million, an increase of RMB16.64 million or 19.2% compared with RMB86.74 million for the same period ended June 30, 2020.

•	Cost of revenues for the six months ended June 30, 2021 increased by RMB8.37 million to RMB62.16 million or 15.6% from RMB53.79 million for the same period last year due to the increasing labor cost.

•	Net income was RMB28.10 million for the six months ended June 30, 2021, a slight increase of RMB0.92 million or 3.4% from the same period last year.

First Half Year 2021 Financial Results of the Company

Net Revenues

Net revenues for the six months ended June 30, 2021 were RMB103.39 million, compared with RMB86.74 million for the same period ended June 30, 2020. Revenues from tuition, meal and accommodation services for the first half year of 2021 were RMB102.46 million, compared with RMB85.18 million for the same period ended June 30, 2020.

Due to the COVID-19, students took courses online at home at the beginning of spring semester and returned to campuses in May 2020. Therefore, the revenues from meal and accommodation services in the first half year of 2021 increased as compared to the same period of 2020. The increase in revenues was also explained by the increase in number of students, particularly in Yijing Campus-Featured Division, and the increase in fees charged for meals in Baiyun Campus. As the majority of the increase in number of students was in Yijing Campus-Featured Division which had a higher tuition fee than Baiyun Campus, the average tuition fee per student increased in the first half year of 2021 accordingly.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2021 was RMB62.16 million, a 15.6% increase from RMB53.79 million for the same period ended June 30, 2020. The increase in cost of revenues was mainly due to the increase in labor costs, which is in line with increasing number of teachers in response to increased number of students, particularly in Yijing Campus-Featured Division. The average salary of teachers also increased according to Education Bureau policy.

Gross Income

As a result of the foregoing, gross income for the first half year of 2021 was RMB41.23 million, an increase of RMB8.28 million compared with the gross income of RMB32.95 million for the same period ended June 30, 2020.

Operating Expenses

Total operating expenses for the first half year of 2021 were RMB15.50 million, compared with RMB7.36 million for the same period ended June 30, 2020. The increase was mainly due to the professional service fees including audit fee, legal fee and consulting fees charged to general and administrative expenses, which was charged to deferred Initial Public Offering cost compared in the same period of 2020.

Other Income, net

Total net other income for the first half year of 2021 were RMB6.26 million, compared with RMB2.90 million for the same period ended June 30, 2020. The increase was contributed by the government grants received and recognized in the first half year of 2021 and gain from the acquisition of Hangzhou Youxi Information Technology Co., Ltd.

Net Income

Net income for the first half year of 2021 was RMB28.10 million, compared with net income of RMB27.18 million for the same period ended June 30, 2020.

Net Earnings Attributed to Ordinary Shares

Basic and diluted net earnings per share attributable to ordinary shareholders of the Company for the first half year of 2021 were both RMB0.42, compared with basic and diluted net earnings per share of RMB0.54 for the same period ended June 30, 2020.

Basic and diluted net earnings per ADS attributable to ADS holders of the Company for the first half year of 2021 were both RMB2.11, compared with basic and diluted net earnings per ADS of RMB2.72 for the same period ended June 30, 2020.

Cash and Working Capital

As of June 30, 2021, the Company had total cash and cash equivalents and short-term investment balances of RMB215.62 million, an increase of RMB2.85 million from RMB212.77 million as of December 31, 2020. The increase was mainly due to the proceeds from bank loans.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the rate in effect as of June 30, 2021 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward- looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(RMB, except share data and per share data, or otherwise noted)

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	212,769,706	215,623,319	33,395,799
Inventories	1,632,937	1,385,107	214,526
Prepayments and other current assets	2,419,252	18,496,384	2,864,724

Total current assets	216,821,895	235,504,810	36,475,049

Non-current assets
Property and equipment, net	205,449,412	205,820,845	31,877,590
Land use rights	37,720,475	37,503,983	5,808,627
Intangible assets, net	11,667	9,167	1,420
Deferred tax assets	—	1,536,018	237,899

Total non-current assets	243,181,554	244,870,013	37,925,536

TOTAL ASSETS	460,003,449	480,374,823	74,400,585

LIABILITIES
Current liabilities
Short-term borrowings	39,695,606	49,700,000	7,697,550
Accounts payable	8,950,774	7,768,063	1,203,120
Deferred revenue, current	18,336,431	812,667	125,866
Salary and welfare payable	17,391,394	13,934,294	2,158,147
Amounts due to related parties	719,400	323,400	50,088
Tax payable	309,173	578,706	89,630
Long-term debt, current	—	2,666,666	413,014
Accrued liabilities and other current liabilities	6,719,152	4,983,510	771,847

Total current liabilities	92,121,930	80,767,306	12,509,262

Non-current liabilities
Deferred revenue-noncurrent	412,593	170,700	26,438
Long-term debt, non-current	—	4,666,667	722,775

Total non-current liabilities	412,593	4,837,367	749,213

TOTAL LIABILITIES	92,534,523	85,604,673	13,258,475

COMMITMENTS AND CONTINGENCIES	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares (USD$0.0001 par value; 500,000,000 and 500,000,000 shares authorized, 66,667,000 and 66,667,000 shares issued and outstanding as of December 31, 2020 and June 30 2021, respectively)	45,198	45,198	7,000
Additional paid-in capital	181,849,003	181,849,803	28,164,948
Statutory reserve	58,217,195	62,602,394	9,695,876
Accumulated other comprehensive loss	(7,956,640)	(8,749,148)	(1,355,070)
Retained earnings	135,314,170	159,021,903	24,629,356

TOTAL SHAREHOLDERS’ EQUITY	367,468,926	394,770,150	61,142,110

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	460,003,449	480,374,823	74,400,585

Lixiang Education Holding Co., Ltd.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB, except share data and per share data, or otherwise noted)

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Net revenues:
Revenue from tuition, meal and accommodation services	85,177,162	102,461,039	15,869,194
Other revenue	729,902	915,800	141,839
Revenue from related parties	834,286	9,324	1,444

Total net revenue	86,741,350	103,386,163	16,012,477
Cost of revenue	(53,792,113)	(62,157,346)	(9,626,947)

Gross income	32,949,237	41,228,817	6,385,530

Operating expenses:
General and administrative expenses	(7,361,090)	(15,503,365)	(2,401,165)

Total operating expenses	(7,361,090)	(15,503,365)	(2,401,165)

Income from operations	25,588,147	25,725,452	3,984,365

Interest expense	(1,326,802)	(1,882,242)	(291,522)
Interest income	25,965	21,724	3,365
Change in fair value of short-term investment	(1,715)	—	—
Other income, net	2,891,626	6,256,628	969,028

Income before income taxes	27,177,221	30,121,562	4,665,236
Income tax expense	—	(2,028,630)	(314,195)

Net income	27,177,221	28,092,932	4,351,041

Other comprehensive income:
Foreign currency translation adjustment	—	(792,508)	(122,744)

Total comprehensive income	27,177,221	27,300,424	4,228,297

Net earnings per ordinary share, basic and diluted	0.54	0.42	0.07
Weighted average number of ordinary shares, basic and diluted	50,000,000	66,667,000	66,667,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

By:	/s/ Fen Ye
Fen Ye Chairlady of Board of Directors

Date: December 14, 2021